EXHIBIT 6.1

                              EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT (this "Agreement") is made and entered into as of the 2nd day of January, 1999 (the "Effective Date"), between CIRCLE GROUP INTERNET, INC., an Illinois corporation, whose principal place of business is 827 E. Orchard St., Mundelein, Illinois 60060 and any of its successors or affiliated companies (collectively, the "Company") and GREGORY JESS HALPERN, an individual whose address is 340 Bingham Circle, Mundelein, IL 60060 (the "Employee").

                                    RECITALS

         WHEREAS, the Company is, principally engaged in the business of Internet web content, service delivery, software design, fund-raising, acquisitions, and development (the "Business").

         WHEREAS, the Company desires to employ the Employee and the Employee desires to enter into the employ of the Company.

         WHEREAS, the Company has established a valuable reputation and goodwill in its business, with expertise in all aspects of the Business.

         WHEREAS, the Employee, by virtue of the Employee's employment with the Company, will become familiar with and possessed with the manner, methods, trade secrets and other confidential information pertaining to the Company's Business, including the Company's client base.

         NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Employee do hereby agree as follows:

         1. RECITALS. The above recitals are true, correct, and are herein incorporated by reference.

         2. EMPLOYMENT. The Company hereby employs the Employee, and the Employee hereby accepts employment, upon the terms and conditions hereinafter set forth.

         3. AUTHORITIES AND POWER DURING EMPLOYMENT PERIOD.

            a. DUTIES AND RESPONSIBILITIES. During the Term of this Agreement, the Employee shall serve as President and CEO of the Company and shall have such responsibilities and duties as are customarily undertaken by individuals in similar positions.

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            b. TIME DEVOTED. Throughout the Term of the Agreement, the Employee
         shall devote substantially all of the Employee's business time and attention to the business and affairs of the Company consistent with the Employee's position with the Company, except for reasonable vacations, illness or incapacity.

         4. TERM. The Term of employment hereunder will commence on the Effective Date as set forth above and end three (3) years from the Effective Date, unless this Agreement shall have been earlier terminated pursuant to
Section 6 of this Agreement.

         5. COMPENSATION AND BENEFITS.

            a. SALARY. The Employee shall be paid a base salary, payable in accordance with the Company's policies from time to time for salaried employees, at the rate of Seventy-Six Thousand Dollars ($76,000) per annum.

            b. OPTIONS. The Employee shall be granted 15,000 options (the "Options") to purchase shares of the Company's Common Stock at an exercise price of $5.00 per share, being the Fair Market Value (as determined by the Company's Board of Directors) of the Company's Common Stock on the day immediately preceding the date of this Agreement. Such Options are granted (under the Company's 1999 Stock Option Plan) and pursuant to the form of Option attached hereto as Exhibit A and incorporated herein by such reference. The Options shall be exercisable for a four (4) year period from the date of vesting and shall vest, subject to continued employment of the Employee, [(A) 15, 000 Options on January 2nd, 1998.]

            c. EMPLOYEE BENEFITS. The Employee shall be entitled to participate in all benefit programs of the Company currently existing or hereafter made available to employees including, but not limited to, stock. Option plans, pension and other retirement plans, group life insurance, hospitalization, surgical and major medical coverage, sick leave, salary continuation, vacation and holidays, long-term disability, and other fringe benefits.

            d. VACATION. During each fiscal year of the Company, the Employee shall be entitled to such amount of vacation as determined by the President of the Company consistent with the Employee's position and length of service to the Company.

         6. CONSEQUENCES OF TERMINATION OF EMPLOYMENT.

            a. DISABILITY. In the event of the Employee's disability, the Employee shall be entitled to compensation in accordance with the Company's disability compensation practice for its salaried employees. "Disability," for the purposes of this Agreement, shall be deemed to have occurred in the event (A) the Employee is unable by reason of sickness or accident, to perform his duties under this Agreement for an aggregate of 90 days in any 12-month period or 45 consecutive days, or
         (B) the Employee has a guardian of his person or estate appointed by a court of competent jurisdiction. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of disability as defined in the preceding sentence.

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            b. TERMINATION BY THE COMPANY FOR CAUSE.

               i. Nothing herein shall prevent the Company from terminating the
            Employee for "Cause," as hereinafter defined. The Employee shall continue to receive salary only for the period ending with the date of such termination as provided in this Section 6(b). Any rights and benefits the Employee may have in respect of any other compensation shall be determined in accordance with the terms of such other compensation arrangements or such plans or programs.

               ii. "Cause" shall mean (A) committing or participating in an injurious act of fraud, gross neglect, misrepresentation, embezzlement or dishonesty against the Company; (B) committing or participating in any other injurious act or omission wantonly, willfully, recklessly or in a manner which was grossly negligent against the Company, monetarily or otherwise; (C) engaging in a criminal enterprise involving moral turpitude: (D) an act or acts
            (1) constituting a felony under the laws of the United States or any state thereof; or (2) if applicable, loss of any state or federal license required for the Employee to perform the Employee's material duties or responsibilities for the Company; or (E) Any assignment of this Agreement by the Employee in violation of Section 13 of this Agreement.

               iii. Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Employee a notice of termination stating that the Employee committed one of the types of conduct no withstanding anything contained herein to the contrary, this Agreement may be terminated (i) at any time upon the mutual written consent of the Company and the Employee; or (ii) by the Company giving 30 days' prior written notice to Employee. During such 30 day period, only the Employee shall continue to perform the Employee's duties pursuant to this Agreement, and the Company shall continue to compensate the Employee in accordance with this Agreement.

            c. DEATH. In the event of the death of the Employee during the Term of the Agreement, compensation shall be paid to the Employee's designated beneficiary, or, in the absence of such designation, to the estate or other legal representative of the Employee for a period of one-hundred eighty (180) days from and after the date of death. Other death benefits will be determined in accordance with the terms of the Company's benefit programs and plans.

         7. COVENANTS NOT TO COMPETE AND NON-DISCLOSURE OF INFORMATION.

            a. COVENANT NOT TO COMPETE. The Employee acknowledges and recognizes the highly competitive nature of the Company's Business and the goodwill, continued

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         patronage, and specifically the names and addresses of the Company's
         Clients (as hereinafter defined) constitute a substantial asset of the Company having been acquired through considerable time, money and effort. Accordingly, in consideration of the execution of this Agreement, the Employee agrees to the following:

               iv. That during the Restricted Period (as hereinafter defined)
            and within the Restricted Area (as hereinafter defined), the Employee will not, individually or in conjunction with others, directly or indirectly, engage in any Business Activities (as hereinafter defined), whether as an officer, director, proprietor, employer, partner, independent contractor, investor (other than as a holder solely as an investment of less than one percent (1$) of the outstanding capital stock of a publicly traded corporation), consultant, advisor, agent or otherwise.

               v. That during the Restricted Period and within the Restricted
            Area, the Employee will not, directly or indirectly, compete with the Company by soliciting, inducing or influencing any of the Company's Clients which have a business relationship with the Company at the time during the Restricted Period to discontinue or reduce the extent of such relationship with the Company.

               vi. That during the Restricted Period and within the Restricted
            Area, the Employee will not (A) directly or indirectly recruit, solicit or otherwise influence any employee or agent of the Company to discontinue such employment or agency relationship with the Company, or (B) employ or seek to employ, or cause or permit any business which competes directly or indirectly with the Business Activities of the Company (the "Competitive Business") to employ or seek to employ for any Competitive Business employs or seeks to employ such person) employed by the Company.

               vii. That during the Restricted Period the Employee will not interfere with, or disrupt or attempt to disrupt any past, present or prospective relationship, contractual or otherwise, between the Company and any supplier, customer, employee or agent of the Company.

            b. NON-DISCLOSURE OF INFORMATION. The Employee acknowledges that the Company's trade secrets, private or secret processes, methods and ideas, as they exist from time to time, customer lists and information concerning the Company's products, services, training methods, development, technical information, marketing activities and procedures, credit and financial data concerning the Company and/or the Company's Clients (the "Proprietary Information") are valuable, special and unique assets of the Company, access to and knowledge of which are essential to the performance of the Employee hereunder. In light of the highly competitive nature of the industry in which the Company's Business is conducted, the Employee agrees that all Proprietary Information, heretofore or in the future obtained by the Employee as a result of the Employee's association with the Company shall be considered confidential.

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

         In recognition of this fact, the Employee agrees that the Employee, during the Restricted Period, will not use or disclose any of such Proprietary Information for the Employee's own purposes or for the benefit of any person or other entity or organization (except the Company) under any circumstances unless such Proprietary Information has been publicly disclosed generally or, unless upon written advice of legal counsel reasonably satisfactory to the Company, the Employee is legally required to disclose such Proprietary Information. Documents (as hereinafter defined) prepared by the Employee or that come into the Employee's possession during the Employee's association with the Company are and remain the property of the Company, and when this Agreement terminates, such Documents shall be returned to the Company at the Company's principal place of business, as provided in the Notices provision (Section 9) of this Agreement.

            c. DOCUMENTS. "Documents" shall mean all original written, recorded, or graphic matters whatsoever, and any and all copies thereof, including, but not limited to: papers; email; books; records; tangible things; correspondence; communications; telex messages; memoranda; work-papers; reports; affidavits; statements; summaries; analyses; evaluations; client records and information; agreements; agendas; advertisements; instructions; charges; manuals; brochures; publications; directories; industry lists; schedules; price lists; client lists; statistical records; training manuals; computer printouts; books of account, records and invoices reflecting business operations; all things similar to any of the foregoing however denominated. In all cases where originals are not available, the term "Documents" shall also mean identical copies of original documents or non-identical copies thereof.

            d. COMPANY'S CLIENTS. The "Company's Clients" shall be deemed to be any persons, partnerships, corporations, professional associations or other organizations for whom the Company has performed Business Activities.

            e. RESTRICTIVE PERIOD. The "Restrictive Period" shall be deemed to be five (5) years following termination of this Agreement.

            f. RESTRICTED AREA. The Restricted Area shall be deemed to mean worldwide and within any other county of any state in which the Company is providing service at the time of termination.

            g. BUSINESS ACTIVITIES. "Business Activities" shall be deemed to include the Business and any additional activities, which the Company or any of its affiliates may engage in during the term of this Agreement.

            h. COVENANTS AS ESSENTIAL ELEMENTS OF THIS AGREEMENT. It is understood by and between the parties hereto that the foregoing covenants contained in Sections 7(a) and 7(b) are essential elements of this Agreement, and that but for the agreement by the Employee to comply with such covenants, the Company would not have agreed to enter into this Agreement. Such covenants by the Employee shall be construed to be agreements independent of any. Other provisions of this Agreement. The existence of any other claim or cause of action, whether predicated on any other provision in this Agreement, or otherwise, as a result of the relationship between the parties shall not constitute a defense to the enforcement of such covenants against the Employee.

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            i. SURVIVAL AFTER TERMINATION OF AGREEMENT. Notwithstanding anything to the contrary contained in this Agreement, the covenants in Sections 7(a) and 7(b) shall survive the termination of this Agreement and the Employee's employment with the Company.

            j. REMEDIES.

               i. The Employee acknowledges and agrees that the Company's remedy at law for a breach or threatened breach of any of the provisions of
            Section 7(a) or 7(b) herein would be inadequate and the breach shall be per se deemed as causing irreparable harm to the Company. In recognition of this fact, in the event of a breach or threatened breach by the Employee of any of the provisions of Section 7(a) or 7(b), the Employee agrees that, in addition to any remedy at law available to the Company, including, but not limited to monetary damages, all rights of the Employee to payment or otherwise under this Agreement and all amounts then or thereafter due to the Employee from the Company under this Agreement may be terminated and the Company, without posting any bond, shall be entitled to obtain, and the Employee agrees not to oppose the Company's request for equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available to the Company.

               ii. The Employee acknowledges that the granting of a temporary injunction, temporary restraining order or permanent injunction merely prohibiting the use of Proprietary Information would not be an adequate remedy upon breach or threatened breach of Section 7(a) or 7(b) and consequently agrees, upon proof of any such breach, to the granting of injunctive relief prohibiting any form of competition with the Company. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach.

         8. WITHHOLDING. Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Employee or the Employee's estate or beneficiaries shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as thing such amounts, the Company may accept other arrangements pursuant to which it is satisfied that such tax and other payroll obligations will be satisfied in a manner complying with applicable law or regulation.

         9. NOTICES. Any notice required or permitted to be given under the terms of this Agreement shall be sufficient if in writing and if sent postage prepaid by registered or certified mail, return receipt requested; by overnight delivery; by courier; or by confirmed telecopy, in the case of the Employee to the Employee's last place of business or residence as shown on the records of the Company, or in the case of the Company to its principal office as set forth in the first paragraph of this Agreement, or at such other place as it may designate.

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         10. WAIVER. Unless agreed in writing, the failure of either party, at any time, to require performance by the other of any provisions hereunder shall not affect its right thereafter to enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

         11. COMPLETENESS AND MODIFICATION. This Agreement constitutes the entire understanding between the parties hereto superseding all prior and contemporaneous agreements or understandings among the parties hereto concerning the Employment Agreement. This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties or, in the case of a waiver, by the party to be charged.

         12. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one agreement.

         13. BINDING EFFECT/ASSIGNMENT. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and assigns. This Agreement shall not be assignable by the Employee but shall be assignable by the Company in connection with the sale, transfer or ot4er disposition of its business or to any of the Company's affiliates controlled by or under common control with the Company.

         14. GOVERNING LAW. This Agreement shall become valid when executed and accepted by Company. The parties agree that it shall be deemed made and entered into in the State of Illinois and shall be governed and construed under and in accordance with the laws of the State of Illinois. Anything in this Agreement to the contrary notwithstanding, the Employee shall conduct the Employee's business in a lawful manner and faithfully comply with applicable laws or regulations of the state, city or other political subdivision in which the Employee is located.

         15. FURTHER ASSURANCES. All parties hereto shall execute and deliver such other instruments and do such other acts as may be necessary to carry out the intent and purposes of this Agreement.

         16. HEADINGS. The headings of the sections are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

         17. SURVIVAL. Any termination of this Agreement shall not, however, affect the ongoing provisions of this Agreement, which shall survive such termination in accordance with their terms.

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         18. SEVERABILITY. The invalidity or unenforceability, in whole or in part, of any covenant, promise or undertaking, or any section, subsection, paragraph, sentence, clause, phrase or word or of any provision of this Agreement shall not affect the validity or enforceability of the remaining portions thereof.

         19. ENFORCEMENT. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, the successful party will be awarded reasonable attorneys' fees at all trial and appellate levels, expenses and costs.

         20. VENUE. Company and Employee acknowledge and agree that the U.S. District for the 19th District of Illinois, or if such court lacks jurisdiction, the 19th Judicial Circuit (or its successor) in and for Lake County, Illinois, shall be the venue and exclusive proper forum in which to adjudicate any case or controversy arising either, directly or indirectly, under or in connection with this Agreement and the parties further agree that, in the event of litigation arising out of or in connection with this Agreement in these courts, they will not contest or challenge the jurisdiction or venue of these courts.

         21. CONSTRUCTION. This Agreement shall be construed within the fair meaning of each of its terms and not against the party drafting the document.

         22. INDEPENDENT LEGAL COUNSEL. The parties have either (i) Been represented by independent legal counsel in connection with the negotiation and execution of this Agreement, or (ii) each has had the opportunity to obtain independent legal counsel, has been advised that it is in their best interests to do so, and by execution of this Agreement has waived such right.

THE EMPLOYEE ACKNOWLEDGES THAT THE EMPLOYEE HAS READ ALL OF THE TERMS OF THIS AGREEMENT, UNDERSTANDS THE AGREEMENT, AND AGREES TO ABIDE BY ITS TERMS AND CONDITIONS.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of date set forth in the first paragraph of this Agreement.

Witness:                                    THE COMPANY:
                                            CIRCLE GROUP INTERNET, INC.

/s/ Frank Menon                             By:/s/ Dana L. Dabney
---------------------------                    ---------------------------
                                               Dana L. Dabney
                                               Vice President Sales

Witness:                                    THE EMPLOYEE:

/s/ Erik Brown                           By:/s/ Gregory Halpern
---------------------------                 ------------------------------------
                                            Gregory Halpern
                                            President and CEO



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

                       ADDENDUM TO GREGORY JESS HALPERN'S
                              EMPLOYMENT AGREEMENT


  This document is an Addendum to Gregory J. Halpern's Employment Agreement dated January 2, 1999. The Addendum sets forth the 2001 compensation program for Gregory J. Halpern, the Chief Executive Officer (CEO) of Circle Group Internet (the Company) and specifically replaces and supersedes paragraph 5a. of said Employment Agreement. The parties agree that the compensation program shall be reviewed annually by the Board of Directors, and if necessary, revised to assure consistency with the CEO's and the Company's ongoing needs.

  I.       COMPENSATION ELEMENTS

  The CEO's compensation program for the year 2001 will consist of the following elements:

       o Base salary of $150,000
       o Discretionary bonus up to $50,000
       o Cash incentive plan based on corporate profits
       o Stock options based on corporate profits

  Each element is described below.

  BASE SALARY

  The CEO's base salary for the year 2001 will be $150,000. At the beginning of each subsequent year, the Board of Directors will determine the need for any appropriate salary adjustments based on the prior year's performance of the CEO and the Company.

  DISCRETIONARY BONUS

  At the end of the year 2001, the CEO will be eligible to receive a discretionary bonus of up to $50,000 based on his performance during the year.

  The Board of Directors will determine the amount of this discretionary bonus based on the following factors:

       o Increased corporate revenue
       o Improved cost control
       o New product development
       o Improved profitability
       o Development of high quality management staff
       o Other qualitative or quantitative factors

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  ANNUAL CASH INCENTIVES

       o The CEO will be eligible to receive cash incentive awards based on a percentage of Company earnings for the year 2001, as shown below:

   2001 EARNINGS BEFORE                        EARNED INCENTIVE
 INTEREST AND TAXES (EBIT)                   (AS(DEGREE)/ OF EBIT)
 -------------------------                   ---------------------
 Below $500,000                                        0
 $500,000 - 2,000,000                                2.5%
 $2,000,001 +                                        5.0%

  o The calculation of the cash incentive will be based on annual audited financial statements.

  o For purposes of calculating earned cash incentives, the definition of EBIT is:
         o  Earnings Before Interest and Taxes
         o  Including the CEO's base salary and discretionary bonus
         o  Including the cost of the annual cash incentive plan
  o The amount of earned cash incentives (if any) must be approved in writing by the Board of Directors prior to payment.

  o Payment of earned annual cash incentives (if any) will be made shortly after they are approved by the Board.

  STOCK OPTIONS

  The CEO will be eligible to receive a number a options that would maintain his existing majority ownership, in accordance with the following schedule:

 EBIT               NUMBER OF OPTIONS          EBIT           NUMBER OF OPTIONS
 Below  $1 million          0
 $1 - 1.99 million       100,000        $11 - 11.9  million       1,100,000
 $2 - 2.99 million       200,000        $12 - 12.99 million       1,200,000
 $3 - 3.99 million       300,000        $13 - 13.99 million       1,300,000
 $4 - 4.99 million       400,000        $14 - 14.99 million       1,400,000
 $5 - 5.99 million       500,000        $15 - 15.99 million       1,500,000
 $6 - 6.99 million       600,000        $16 - 16.99 million       1,600,000
 $7 - 7.99 million       700,000        $17 - 17.99 million       1,700,000
 $8 - 8.99 million       800,000        $18 - 18.99 million       1,800,000
 $9 -10.99 million       900,000        $19 - 19.99 million       1,900,000
 $10-10.99 million     1,100,000        $20 million and over      2,000,000

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  All options will be granted at fair market value at the time of grant will vest immediately and will be exercisable for a period of five years.

  II. PROJECTED 2001 TOTAL EARNINGS


  Base Salary                             $150,000

  Discretionary Bonus (maximum)             50,000

  Cash Incentive (@ $16.0 million EBIT)    800,000

        Total Cash Compensation         $1,000,000

  Stock Options Granted ($16.0mm EBIT)   1,600,000
                                         ---------

  III. ANNUAL REVIEW

  The above compensation program is specifically designed for the year 2001. At the beginning of the year 2002 (and subsequent years), the Board of Directors should review, and if necessary, revise the program as deemed appropriate.

         Witness:                              THE COMPANY:
                                               CIRCLE GROUP INTERNET, INC.


         /s/ Edward L. Halpern                 By: /s/ Dana L. Dabney (Director)
         -----------------------------            ------------------------------
                                                   Dana L. Dabney
                                                   Vice President


         Witness:                              THE EMPLOYEE


       /s/ S. Salgan, MD                       By: /s/ Gregory J. Halpern
       -------------------------------             -----------------------------
          (S. Salgan, MD.--Director)               Gregory J. Halpern
                                                   President and CEO

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